Mail Stop 3561


      November 15, 2005


Via U.S. Mail and Fax
Mitchell S. Segal
Chief Executive Officer
Walker Financial Corporation
990 Stewart Avenue, Suite 60A
Garden City, New York 11530


	Re:	Walker Financial Corporation
		Amendment No. 3 to the Form SB-2
		Filed November 7, 2005
		File No. 333-120748


Dear Mr. Segal:

      We have reviewed your filing and your November 7, 2005 response letter and have the following comments. Where indicated, we think you should revise your Form SB-2 in response to these comments.
If
you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that all page number references are to your marked copy of the third amendment to your Form SB-2.

      We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 3 to the Form SB-2

General

1. You state that you issued shares of common stock to Vantage Group under a Form S-8 filed on April 21, 2004. Please provide us with an analysis of why you were eligible to use Form S-8 to issue shares of common stock to Vantage Group. For instance, explain why you believe the transaction meets the "natural person" requirement under General
Instruction A.1(a)(1)(i) of Form S-8. In addition, we note your statement in Section 3.2 of your agreement with Vantage Group, that
"Vantage is an Investment Banking firm and maintains relationships with registered Broker/Dealers and will enable contact between the Company [Walker] and such professionals to facilitate transactions among them. Vantage will use its` [sic] business contacts in the brokerage community to assist the Company in establishing relationships with securities dealers on a regular and continuous basis." In light of these statements, discuss why the issuance of shares of common stock to Vantage Group under Form S-8 is not in connection with Vantage`s direct or indirect promotion or maintaining of a market for your securities. See General Instruction A.1(a)(1)(ii) of Form S-8.

Recent Developments, page 20

2. Revise the "Recent Sales of Unregistered Securities" section to discuss the issuances of warrants in September 2005 in accordance with Item 701 of Regulation S-B.

Consolidated Financial Statements, page F-1

Age of Financial Statements
3. Please update the financial statements and MD&A to include the interim period September 30, 2005, as required by Item 310(g) of Regulation S-B.

Consents of accountants
4. Include a currently dated and signed consent of the independent accountants in each amendment to the Form SB-2. Refer to Item 302 of
Regulation S-T.

Form 10-KSB/A for the fiscal year ended December 31, 2004 and Forms
10-QSB for the quarters ended September 30, 2005, June 30, 2005,
March 31, 2005, and September 30, 2004

5. We note that you amended your Form 10-KSB for the fiscal year ended December 31, 2004, but did not accompany that filing with a response letter filed on EDGAR as correspondence, and did not respond to many of our outstanding comments on your Form SB-2 and periodic reports. Please amend that Form 10-KSB, as well as your Forms 10-QSB for the quarters ended September 30, 2004, March 31, 2005, and June
30, 2005 to comply with all of our comments as applicable.

*	*	*	*

      Please amend your Form SB-2 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please file on EDGAR a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Gopal Dharia, Staff Accountant, at (202)
551-
3353 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Derek Swanson, Staff Attorney, at
(202) 551-3366 or me at (202) 551-3810 with any other questions.



								Sincerely,



								Michele M. Anderson
								Legal Branch Chief












cc:	Louis A. Brilleman
	Sichenzia Ross Friedman Ference LLP
	Via Facsimile: (212) 930-9725
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Mitchell S. Segal
Walker Financial Corporation
November 15, 2005
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